Exhibit 99.1

RANDGOLD RESOURCES LIMITED
Incorporated in Jersey, Channel Islands
Reg. No. 62686
LSE Trading Symbol: RRS
NASDAQ Trading Symbol: GOLD
(the “Company”)

GRANT OF AWARDS TO DR D M BRISTOW AND Mr G P SHUTTLEWORTH UNDER THE RANDGOLD RESOURCES LIMITED CO-INVESTMENT PLAN AND THE RANDGOLD RESOURCES LIMITED RESTRICTED SHARE SCHEME

Jersey, Channel Islands, 13 May 2015

RANDGOLD RESOURCES LIMITED CO-INVESTMENT PLAN

Following Dr DM Bristow and Mr GP Shuttleworth, both directors of the Company, each electing to “lock-up” the maximum permissible number of ordinary shares in the Company (Shares) for a period of 3 years (being 55 774 Shares and 13 952 Shares respectively) under the Randgold Resources Limited Co-investment Plan, they become eligible for the grant of "matching" awards under the plan. Consequently, an award under the plan of 55 774 Shares was granted to Dr DM Bristow and an award of 13 952 Shares was granted to Mr GP Shuttleworth, on 12 May 2015. The awards granted to both Dr DM Bristow and Mr GP Shuttleworth may vest, in full or in part, after the expiry of the performance period on 31 December 2017, to the extent that the performance conditions as specified by the plan are met. A one year post-vesting holding requirement applies to 100 per cent. of the vested Shares.

The Randgold Resources Limited Co-investment Plan, which has been approved by shareholders, is designed to reward sustained total shareholder return performance relative to global peers over a three year period and align the interests of the executives with the interests of shareholders.

RANDGOLD RESOURCES LIMITED RESTRICTED SHARE SCHEME

Under the Randgold Resources Restricted Share Scheme, an award over 44 619 Shares was granted to Dr DM Bristow a director of the Company, and an award over 11 162 Shares was granted to Mr GP Shuttleworth a director of the Company, on 12 May 2015. The awards granted to both Dr DM Bristow and Mr GP Shuttleworth may vest, in full or in part, subject to the achievement of operational and financial performance targets, chosen on the basis they are among the Company's key performance indicators and drive shareholder value, over a four year performance period. A one year post-vesting holding requirement applies to 100 per cent. of the vested Shares.

The Randgold Resources Restricted Share Scheme, which has been approved by shareholders, is designed to reward sustainable long term performance subject to the achievement of agreed operational and financial targets.

Randgold Resources Enquiries:

Chief Executive Mark Bristow +44 788 071 1386 +44 779 775 2288	Financial Director Graham Shuttleworth +44 1534 735 333 +44 779 771 1338	Investor & Media Relations Kathy du Plessis +44 20 7557 7738 Email: randgold@dpapr.com

Website: www.randgoldresources.com